Exhibit (a)(5)(E)

Media:

Adelle Infante

(847) 938-8745

Financial:

Larry Peepo

(847) 935-6722

Abbott Successfully Completes Tender Offer for Shares of Facet Biotech

ABBOTT PARK, Ill., April 20, 2010 — Abbott today announced the successful completion of the tender offer by its wholly owned subsidiary Amber Acquisition Inc. to purchase all of the outstanding shares of common stock of Facet Biotech.  The tender offer expired at midnight, Eastern time, on Monday, April 19, 2010 and was not extended.

The depositary for the tender offer has advised Abbott that a total of 19,257,669 shares of Facet common stock were validly tendered and not withdrawn (including 914,673 shares subject to guaranteed delivery procedures).  These shares represent approximately 76.3% of Facet’s outstanding shares of common stock, or 70.4% on a fully diluted basis. All Facet shares that were validly tendered in the offer and not properly withdrawn have been accepted for payment.

Abbott also announced that Amber intends to exercise its option, under the terms of the previously announced merger agreement, to purchase directly from Facet a number of additional shares sufficient to give Amber ownership of more than 90% of Facet’s outstanding common stock on a fully diluted basis. Exercise of this option will permit a short-form merger, which Abbott intends to effect as promptly as practicable, without the need for a meeting of Facet stockholders. As a result of the merger, the remaining Facet stockholders (other than those who properly exercise dissenters’ rights) will receive the same $27 per share price, without interest and subject to any required withholding taxes, that was paid in the tender offer. After the merger, Facet will be a wholly owned subsidiary of Abbott and Facet shares will cease to be traded on the NASDAQ.

About Abbott

Abbott is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs approximately 83,000 people and markets its products in more than 130 countries.

Abbott’s news releases and other information are available on the company’s Web site at www.abbott.com.

— Private Securities Litigation Reform Act of 1995 —

A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” to Abbott’s Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2009, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.

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